Museum Tower

150 West Flagler Street, Suite 2200

Miami, FL 33130

(305) 789-3200

stearnsweaver.com

November 7, 2017

Ms. Kim McManus

Senior Counsel

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Bluegreen Vacations Corporation
Registration Statement on Form S-1
Response dated November 3, 2017
File No. 333-221062

Dear Ms. McManus:

We are providing this letter on behalf of our client, Bluegreen Vacations Corporation (the “Company”), to respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter to Shawn B. Pearson, dated November 6, 2017 (the “Comment Letter”), relating to the Company’s above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) and the Response Letter sent to you on November 3, 2017. Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For convenience, the Staff’s comments are repeated below in bold, in each case, followed by the Company’s response to the comment. Concurrently with its submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement with the Commission. Enclosed for your convenience is a copy of Amendment No. 1 to the Registration Statement, marked to show changes to the Registration Statement as initially filed with the Commission on October 23, 2017. Please note that, in addition to revisions responsive to the Staff’s comments in the Comment Letter, the amendment includes revisions to update the interim period financial statements included in the Registration Statement from the six months ended June 30, 2017 to the nine months ended September 30, 2017 (previously supplementally provided to you), revisions responsive to the comments of the Staff contained in its letter to Shawn B. Pearson, dated November 2, 2017, and the preliminary price range for the common stock of the Company to be offered under the Registration Statement and information that is derived from such price range.

Prospectus Cover Page

1.	We note your response to comment 4 that due authorization and valid issuance of the shares to be issued by the company requires the filing of the A&R Articles in order to increase the authorized shares of the company’s common stock. Please confirm that you will file an appropriately unqualified opinion by post-effective amendment no later than the closing date of the offering to remove the referenced assumption.

This confirms that a revised legal opinion, unqualified as to the filing of the Company’s Amended and Restated Articles of Incorporation, will be filed by post-effective amendment no later than the closing date of the offering.

Dividend Policy, page 35

2.	Please expand your dividend policy disclosure to include the following:

a)	State the extent to which historical dividends have been made, including the amounts.

b)	In the event of insufficient cash flows from operations for dividend distribution, please disclose your alternative intended sources for the distribution.

In response to the Staff’s comment, the Company has revised the dividend policy disclosure to include additional detail regarding its historical dividend payments, including the amounts of dividends previously paid. The disclosure has also been revised as requested by the Staff to address any potential sources for funding dividend payments in the event cash flows from operations are insufficient to make dividend payments.

We have attempted to address the comments raised by the Staff regarding the Registration Statement. If you have any questions or require any additional information, please feel free to contact me at (305) 789-3500. Thank you for your assistance.

Sincerely,

/s/ Alison W. Miller
Alison W. Miller

Enclosure

cc:	Via E-mail

Shawn B. Pearson
Anthony M. Puleo
Christopher D. Lueking